Exhibit 99.2

Vasogen Inc.
Management’s Discussion and Analysis

May 31, 2008

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes.  The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 15, conform in all material respects with GAAP in the United States.  All amounts are expressed in Canadian dollars unless otherwise noted. Annual financial references are to our fiscal years, which end on November 30.  In this report, “the Company”, “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries.  This document is current in all material respects as of July 07, 2008.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, plans to resume operations, to advance the development of the Celacade™ System or our VP series of drugs including VP015 and VP025, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs.  In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. You should not place undue reliance on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected. These risks include, but are not limited to, the outcome of our strategic review, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors, including halting development of the Celacade System and VP series of drugs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found below under the headings “Liquidity and Capital Resources,” “Risks and Uncertainties” and “Outlook,” and in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Update

•
On April 14, 2008, we announced the implementation of a strategic restructuring plan to significantly reduce our cash burn rate and focus our efforts on opportunities that the Board and Management believe are most likely to provide shareholder value.   As a result of this restructuring, our work force was reduced by approximately 85% during the quarter.  As a result, we are no longer maintaining the necessary quality processes or personnel to support European commercialization or clinical development of Celacade.  We also retained JMP Securities to assist in exploring potential strategic alternatives with the goal of enhancing shareholder value.

•
Subsequent to the end of our second quarter and following an extensive review of our VP series of drugs program, we announced a halt to the expenses associated with the VP program, including an additional reduction in our work force, to further reduce our cash burn rate as we continue to explore strategic alternatives.

•
As part of our restructuring, a new tenant has been secured for our 37,111 sq. ft. leased facility located at 2505 Meadowvale Boulevard in Mississauga, Ontario, and we have negotiated a lease surrender agreement with our landlord.  As a result, our lease for this facility will terminate on September 30, 2008.

•
On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below $1.00 for 30 consecutive trading days, and therefore, we were not in compliance with Marketplace Rule 4310(c)(4) (the “Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we are provided a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement.

OVERVIEW

We are a development-stage biotechnology Company that was incorporated under the Business Corporations Act (Ontario) and was continued under the Canada Business Corporations Act by certificate and articles of continuance dated August 9, 1999. The Company has two wholly-owned subsidiaries: Vasogen, Corp., incorporated under the laws of Delaware, U.S.A., and Vasogen Ireland Limited, incorporated under the laws of the Republic of Ireland.  Our focus has been on the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neuro-inflammatory disorders.  We are not currently advancing our products and are focused on exploring strategic options that may include a sale of the Company to a third party, merger, an acquisition by us, or other strategic alternative. Our shares currently trade on the NASDAQ and Toronto Stock Exchanges under the symbols VSGN and VAS, respectively.

The following table sets out the most advanced stage of development for each of our products.  We are not currently advancing any of these products:

Product	Indications	Development Status
Celacade	Chronic heart failure	-Phase III ACCLAIM results published

VP025	Neuro-inflammatory conditions	-Phase I completed

VP015	Inflammatory conditions	-Preclinical

OUR GOAL

Our goal is to identify strategic alternatives that have the potential to maximize shareholder value.

RESULTS OF OPERATIONS

We are a development-stage enterprise that has historically dedicated our cash resources mainly to research and development (“R&D”) activities and to the initial commercial launch of Celacade in Europe.  Our products have not yet been approved by regulatory authorities in all relevant jurisdictions including the United States and we are not currently maintaining the necessary resources to further advance these products.

Research and Development

The changes in R&D expenses, and their key components, for the three and six months ended May 31, 2008 and May 31, 2007 are reflected in the following table:

	Three Months Ended			Six Months Ended
R&D Expenses (in thousands of dollars, except percentages)	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)

Program costs:
Direct	$286	$478	$(192)	$405	$472	$(67)
Indirect	$3,534	$2,064	$1,470	$5,195	$3,930	$1,265

Preclinical costs	$831	$879	$(48)	$1,531	$1,564	$(33)

Intellectual property costs	$209	$315	$(106)	$507	$793	$(286)

Total R&D	$4,860	$3,736	$1,124	$7,638	$6,759	$879

R&D Expenses as a percentage of the sum of R&D & General and Administration Expenses	62%	43%	19%	58%	44%	14%

Program Costs

Program costs consist of direct and indirect costs.  Direct costs to support trials include expenses for clinical site fees, project management, study monitoring, site close out, data management and analysis, and technology support.  Indirect costs to support these programs consist of salaries and benefits for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.

Program costs have increased in the three and six months ended May 31, 2008 compared to the same periods in 2007. A portion of this increase is as a result of a $1.2 million non-cash provision taken against our clinical supplies as we believe that the value of our clinical supplies is not recoverable. This is a result of our recent restructuring announced on April 14, 2008, subsequent to which we are no longer maintaining the necessary quality processes or personnel to support European commercialization or clinical development of Celacade.  Restructuring costs for employees directly involved in research and development for the three and six months ended May 31, 2008 were $1.5 million compared with restructuring costs of $0.7 million for the three and six months ended May 31, 2007.  These increases have been partially offset by reduced stock compensation expense for employees as a result of terminations.  These options, which were expensed for the three and six months ended May 31 of 2007, are no longer being expensed as the unvested options were cancelled upon termination of employees.

During 2008, program costs were incurred prior to the announced restructuring for the preparation of initial commercial development of Celacade in Europe and for planning in anticipation of a study that was expected to support an application for regulatory approval in the United States of Celacade technology for the treatment of patients with NYHA Class II heart failure.

A more detailed summary of our past programs, on which expenses were incurred during the three and six months ended May 31, 2008, is provided below.

CELACADE Program

RESULTS OF THE ACCLAIM TRIAL

Inflammation is implicated in the development and progression of heart failure.  Our Celacade System targets the inflammation underlying chronic heart failure.

The double-blind, placebo-controlled ACCLAIM trial completed in 2006, studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries.  ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization.  The results of the ACCLAIM trial were published in the January 19, 2008 issue of The Lancet (Lancet 2008; 371: 228-36).

The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).   Despite missing the primary endpoint of the ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and, in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).

CELACADE IN THE E.U.

Celacade has received E.U. regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the E.U.    We have discontinued maintaining the infrastructure to support the quality systems necessary to support the CE Mark.  Should we not change this strategy, we would anticipate that the CE Mark will be suspended on November 1, 2008.

During 2007, we completed a collaboration agreement (the “Agreement”) with Grupo Ferrer Internacional S.A. (“Ferrer”) to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Under the Agreement, Ferrer was provided the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in certain countries of the E.U. and Latin America.    Under the Agreement, the commercial launch strategy for Celacade in Europe involved an initial commercialization phase (“ICP”), during which Ferrer would target key physicians to determine if there was support for expanded use of Celacade within the broader medical community.  The ICP was expected to conclude no later than September 1, 2008.

Based on a recent European sales forecast for Celacade provided to us by Ferrer, we determined that we could not financially justify maintaining an infrastructure to support E.U. commercialization.  As a result, we restructured our organization, which included a discontinuation of operational and financial support for European commercialization.   The commercialization agreement with Ferrer has been placed on hold as we seek alternative strategic options.   Ferrer’s sales forecast was impacted by the uncertainty surrounding ACCLAIM II.  Our agreement with Ferrer is available on SEDAR and EDGAR.

CELACADE RESEARCH AND DEVELOPMENT

At a meeting with the FDA to discuss the ACCLAIM results in May 2007, the agency recommended that we conduct a study (which we named ACCLAIM II) to support a U.S. Pre-Market Approval (“PMA”) filing for Celacade for NYHA Class II heart failure patients and also recommended that we use a Bayesian statistical approach.  A Bayesian approach involves a trial design methodology that may allow for the utilization of prior trial results to contribute to the statistical power.

In preparation for ACCLAIM II, the FDA decided to review their jurisdiction designation for Celacade.  The Celacade System was previously regulated as a medical device with the Center for Devices and Radiological Health (CDRH) acting as lead reviewer, with input from Center for Biologics Evaluation and Research (CBER).  The FDA required several months to complete their jurisdictional review, resulting in delays in receiving further comments on the design of ACCLAIM II. As a result of this review, the FDA eventually concluded that Celacade will remain regulated as a medical device; however, CBER will take on the position of lead reviewer with CDRH providing input. The transition process from CDRH to CBER was completed on February 29, 2008.
As part of the transition to CBER, CDRH communicated to us that they disagree with the use of a Bayesian approach because of a concern with recruiting a heterogeneous study population between ACCLAIM and ACCLAIM II.   This is contrary to the FDA’s original communication to us recommending a Bayesian study design.

We have had ongoing communications with the FDA regarding the use a Bayesian approach for ACCLAIM II and while we feel that we have addressed the issues raised by the agency regarding the use of a Bayesian approach, the agency has given no indication that they are considering changing their view.

VP Series of Drugs Program

Our VP series of drugs is a new class of drugs that is based on synthetic three-dimensional phospholipid-based structures with specific groups of surface molecules.  VP015 and VP025 are ligands designed to initiate biological processes and elicit physiological broad-spectrum anti-inflammatory responses of the immune system, downregulating activated inflammatory cells. The anti-inflammatory effects of VP015 and VP025 have been shown to cross the blood-brain barrier in in vivo preclinical models.  We developed VP015 as a direct result of our research into the mechanism of action of Celacade relating to cells with surface exposed PS (apoptotic cells), and our extensive experience with Celacade. VP015 is a nanoparticle with phosphatidylserine (“PS”) ligand exposed on the surface and is designed to mimic the well characterized anti-inflammatory actions of apoptotic cells.  In preclinical research, VP015 has been shown to reduce inflammatory cytokine production by macrophages in vitro, reduce inflammation in contact hypersensitivity models, reduce activation of inflammatory cells in vivo in the brain, thereby regulating the production of cytokines, inhibit death of nerve cells, and protect against inflammation-induced memory loss, using sustainability of long-term potentiation (“LTP”) as a correlate of memory function. Importantly, VP015 has also been shown to reverse age-related cognitive impairment, as measured by LTP, and to reduce inflammation in the brain in aged animals, indicating a reversal of the natural age-related increase in inflammatory activity.

VP025 is a nanoparticle formulation that is designed to mimic the anti-inflammatory activities of certain microbial cells, which depend upon the expression of phosphatidylglycerol (“PG”).  We have completed preclinical research demonstrating the ability of VP025 to reduce inflammation in models of a number of neuro-inflammatory diseases, including Parkinson’s disease, ALS, and diabetic retinopathy.

Subsequent to the end of our second quarter and following an extensive review of our VP series of drugs program, we announced a halt to the expenses associated with this program to further reduce our cash burn rate as we continue to explore strategic alternatives. Any further development of the VP series of drugs program is on hold pending the outcome of our ongoing strategic review process.

Preclinical Costs

Our preclinical research programs were focused on developing our VP series of drugs and on supporting our Celacade program.
The R&D expenses associated with preclinical research activities during the three and six months ended May 31, 2008 and 2007 were primarily the result of preclinical work related to optimizing the manufacturability of VP025 and the VP series of drugs.  Preclinical expenses consist of salaries and benefits for employees who support the preclinical activities, costs to the medical institutions to whom our research is outsourced, employee termination costs, professional fees, and other support costs. Preclinical costs for the three and six months ended May 31, 2008 are comparable to the same periods in 2007.

Intellectual Property Costs

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property expenses primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through filing international patent applications, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.  The costs for the three and six months ended May 31, 2008 have decreased when compared with the costs for the same periods in 2007.  The reduced patent costs are largely due to a combination of a greater proportion of the patent prosecution work being done in-house and patent applications maturing to patents.

Nature and Treatment of Expenses

We expense R&D costs.  The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

Prior to the April 14, 2008 strategic restructuring plan, the costs of our prepaid clinical supplies were deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and were expensed as they are shipped to outsourced research centers or clinical sites.

Our ability to recover the carrying value of our clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property.  Based on our analysis, we believe that, as a result of our recent restructuring, we are no longer maintaining the necessary quality processes and personnel to support European commercialization or clinical development of Celacade and that the value of our clinical supplies is not recoverable, so such supplies were expensed in the three months ended May 31, 2008.

The cost of our acquired technology, representing part of our platform medical device technology, was amortized on a straight-line basis over 20 years in recognition of the term of the acquired patent.  As of November 30, 2007, the net book value of our acquired technology was nil.

General and Administration

The changes in general and administration expenses, and their key components, for the three and six months ended May 31, 2008 and May 31, 2007 are reflected in the following table:

	Three Months Ended			Six Months Ended
General and Administration Expenses (in thousands of dollars)	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)

Infrastructure and other support costs	$2,468	$4,391	$(1,923)	$4,487	$7,360	$(2,873)

Insurance	$185	$290	$(105)	$374	$591	$(217)

Professional fees	$276	$207	$69	$749	$525	$224

Total General and Administration Expenses	$2,929	$4,888	$(1,959)	$5,610	$8,476	$(2,866)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs.  These costs have decreased for the three and six months ended May 31, 2008 when compared to the same periods in 2007, as a result of a lower restructuring costs, reduced stock compensation expense, and a reduced level of activity required to support the current operations. Restructuring costs included in General and Administration expense for the three and six months ended May 31, 2008 were $0.8 million compared with restructuring costs of $1.8 million for the three months ended May 31, 2007, and $2.3 million for the six months ended May 31, 2007.  In addition, we had a reduced stock compensation expense for employees as a result of terminations.  These options, which were expensed for the three and six months ended May 31, 2007, are no longer being expensed as the unvested options were cancelled upon termination of the employees.  The cost reduction is also driven by the decrease in full-time employees to 17 as at May 31, 2008. Following the completion of the further restructuring we announced on July 3, 2008, we expect that the number of full-time employees will decrease to six.  There were 99 full-time employees as at May 31, 2007.  Insurance costs decreased in the three and six months ended May 31, 2008 when compared to the same periods in 2007, as a result of market conditions at renewal and a reduction in liability insurance for our directors and officers, both of which impacted our insurance premiums on renewal.  The total amount of the insurance coverage provided to our directors and officers decreased to US$20.0 million from US$25.0 million.  Professional fees, which include expenses for legal, tax, accounting, and other specialized services, increased during the three and six months ended May 31, 2008 from the same periods in 2007 mainly due to an increase in legal fees associated with additional external legal services that were required in the these periods.  These additional costs were offset by savings in salaries that were included in infrastructure and other support costs in the prior year, but not incurred in the current fiscal periods.

Foreign Exchange

The foreign exchange gain or loss for the three and six months ended May 31, 2008 and May 31, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
Foreign Exchange (in thousands of dollars)	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)

Foreign exchange loss (gain)	($338)	$1,092	($1,430)	($135)	$958	($1,093)

We are holding U.S. dollars directly to make payments for operating expenses denominated in U.S. dollars. At May 31, 2008, we held U.S. dollar denominated securities in the amount of US$1.8 million (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a foreign exchange gain for the three and six months ended May 31, 2008 that arose as we converted US$9.0 million to Canadian dollars during the second quarter of 2008 at a rate of 1.0208, compared to the conversion rate for February 29, 2008 of 0.9844, compared to the conversion rate for November 30, 2007 of 1.000.   Our statement of operations includes a foreign exchange loss for the three and six months ended May 31, 2007 that arose as a result of the strengthening of the Canadian dollar relative to the U.S. dollar, during these periods.  The period-end conversion rate from the U.S. dollar to the Canadian dollar for May 31, 2007 was 1.0696, compared to the conversion rate for February 28, 2007 of 1.1698, compared to the conversion rate for November 30, 2006 of 1.1422.   Any losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars.

Investment Income

Investment income for the three and six months ended May 31, 2008 and May 31, 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
Investment Income (in thousands of dollars)	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)

Investment income	$33	$281	$(248)	$375	$633	$(258)

Investment income for the three and six months ended May 31, 2008 is lower when compared to the same periods in 2007 primarily as a result of a lower average cash balance and lower rates of returns on our investments.

Other expenses

Other expenses for the three and six months ended May 31, 2008 and May 31, 2007 are reflected in the following table:

	Three Months Ended			Six Months Ended
Other Costs (in thousands of dollars)	2008	2007	Increase (Decrease)	2008	2007	Increase (Decrease)

Interest expense on senior convertible notes payable	$0	$0	$0	$0	$5	$(5)

Accretion in carrying value of senior convertible notes payable	$0	$36	$(36)	$0	$728	$(728)

Amortization of deferred financing costs	$0	$9	$(9)	$0	$154	$(154)

Loss on debt extinguishment	$0	$470	$(470)	$0	$1,754	$(1,754)

Change in value of embedded derivatives	$0	$(256)	$256	$0	$(829)	$829

Total	$0	$259	$(259)	$0	$1,812	$(1,812)

We had no Other Expenses for the three and six months ended May 31, 2008, when compared to the same periods in 2007, as a result of the outstanding balance of the senior convertible notes being fully repaid during the second quarter of 2007.  Other expenses associated with the senior convertible notes were primarily non-cash expenses.

Loss and Comprehensive Loss

The loss for the three and six months ended May 31, 2008 and 2007 is reflected in the following table:

	Three Months Ended			Six Months Ended
Loss (in thousands of dollars, except per-share amounts)	2008	2007	Increase (Decrease)	2008	2006	Increase (Decrease)

Loss	$7,418	$9,694	$(2,276)	$12,738	$17,372	$(4,634)

Loss per share	$0.33	$0.54	$(0.21)	$0.57	$1.02	$(0.45)

The loss for the three and six months ended May 31, 2008 has decreased when compared with the same periods in 2007.  A key driver of this decrease was a reduction in expenses resulting from the repayment of the senior convertible notes in April 2007, lower restructuring costs, reduced stock compensation expense, lower infrastructure and other support costs driven by lower employee numbers in 2008 and a decrease in the foreign exchange loss that was incurred in the prior period.

TREND INFORMATION

It is important to note that historical patterns of expenses cannot be taken as an indication of future expenses.  The amount and timing of expenses and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended May 31, 2008:

	Loss for the period (000’s)	Basic and diluted loss per share	Foreign exchange gain/(loss) (000’s)
May 31, 2008	$(7,418)	$(0.33)	$338
February 29, 2008	$(5,320)	$(0.24)	$(203)

November 30, 2007	$(6,058)	$(0.27)	$(777)
August 31, 2007	$(5,347)	$(0.24)	$(242)
May 31, 2007	$(9,694)	$(0.54)	$(1,092)
February 28, 2007	$(7,678)	$(0.47)	$134

November 30, 2006	$(10,024)	$(0.89)	$56
August 31, 2006	$(14,566)	$(1.55)	$12

Second Quarter

The loss in the second quarter of 2008 increased when compared to that in the first quarter of 2008 as a result of restructuring costs and the non-cash provision taken against our clinical supplies, which were expensed during the second quarter. R&D and general and administration expense for the second quarter was $7.8 million, compared with $5.5 million in the first quarter.

Prior to the second quarter of 2007, our R&D and general and administration expenses for the previous three quarters had been comparable; therefore, changes to our losses for the period have been impacted by foreign exchange losses and interest income.  Our current quarterly losses have decreased when compared to the other periods reported as a result of the gradual ramping down of clinical activity in our programs.  This reduction has also been driven by a reduction of expenses associated with the senior convertible notes.  Both of these factors are discussed in greater detail elsewhere in this document. The operations of our Company are not subject to any material seasonality or cyclicality factors.  The quarterly losses for 2006 above do not include any adjustment to reflect the adoption of the recommendations of CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”).  We adopted this amendment on a retroactive basis, without restatement, and it is discussed in greater detail in the November 30, 2007 annual consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.  During three months ended May 31, 2008 and May 31, 2007, we did not receive funds from any of these activities.

Our common shares are traded on both the Toronto Stock Exchange and the NASDAQ Capital Market.  On March 12, 2008, our minimum bid price on the NASDAQ Capital Market fell below US$1.00 per share, and has remained below $1.00 per share since that time.  On April 24, 2008, we received a letter from the Listing Qualifications Department of The NASDAQ Stock Market indicating that the minimum closing bid price of our common stock had fallen below $1.00 for 30 consecutive trading days, and therefore, we are not in compliance with Marketplace Rule 4310(c)(4) (the “Rule”). In accordance with the NASDAQ Marketplace Rule 4310(c)(8)(D), we are provided with a compliance period of 180 calendar days, or until October 21, 2008, to regain compliance with this requirement. If the Rule requirements cannot be demonstrated by October 21, 2008, but we continue to meet the NASDAQ Capital Market initial listing criteria, other than the bid price, NASDAQ will provide an additional 180 calendar days to meet the Rule requirements. Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  The notice has no effect on the listing of our common stock at this time, and our common stock will continue to trade on the NASDAQ Capital Market under the symbol “VSGN”, as well as on the Toronto Stock Exchange under the symbol “VAS”.

We can regain compliance with the Rule if the bid price of our common stock closes at $1.00 or higher for a minimum of ten consecutive business days during the compliance period, although NASDAQ may, in its discretion, require us to maintain a minimum closing bid price of at least $1.00 per share for a period in excess of ten consecutive business days (but generally no more than 20 consecutive business days) before determining that we have demonstrated the ability to maintain long-term compliance. If we are not eligible for an additional compliance period, or do not regain compliance during any additional compliance period, NASDAQ will provide written notice to us that our securities will be delisted from the NASDAQ Capital Market.  If our common shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

As at May 31, 2008, the total number of common shares outstanding was 22.4 million.  The number of employee stock options outstanding at May 31, 2008 is 1.4 million. The conversion rate of the options is on a one-to-one basis for common shares.  The number of warrants outstanding at May 31, 2008 is 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.

As at July 07, 2008, we have 22.4 million common shares outstanding; 1.4 million options to purchase common shares outstanding; and 6.5 million warrants to purchase 7.1 million common shares.

The comparative information for the Shareholders’ Equity section in our financial statements has been adjusted to give effect to the 10:1 share consolidation that was approved by the Company’s shareholders on April 3, 2007, and implemented on April 17, 2007, as directed by the Board of Directors.

At May 31, 2008, our cash and cash equivalents totaled $12.4 million, compared with $19.9 million at February 29, 2008.  The decrease is a result of the cash used in operations during the three and six months ended May 31, 2008.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued and guaranteed by major Canadian financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At May 31, 2008, we held U.S. dollar denominated securities in the amount of US$1.8 million.  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay U.S. dollar denominated expenses.    In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  Our U.S. funds will be used to cover future expenses denominated in U.S. dollars. This forward contract matured in December 2007.

Our net cash used in operating activities for the three months ended May 31, 2008, was $7.6 million, compared with $7.9 million for the same period in 2007.  Our net cash used in operating activities for the six months ended May 31, 2008, was $11.0 million, compared with $16.9 million for the same period in 2007.  Our net cash used in operations included restructuring costs for the three months and six months ended May 31, 2008 of $1.8 million compared with $2.5 million and $2.9 million, for three and six months ended May 31, 2007, respectively.

Our future operations are completely dependent upon our ability to complete a sale, merger, acquisition, or other strategic alternative and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition, or other strategic alternative, the state of the capital markets generally (with particular reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are currently expected to consist primarily of payroll and facilities costs, insurance, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  This disclosure regarding our future operations is included in Note 1 to our financial statements for the three and six months ended May 31, 2008.  If we cannot complete a, sale, merger, acquisition, or other strategic alternative, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to further reduce our operating expenses and consider additional strategic alternatives which may include among other strategies, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements.  Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  We have not capitalized any such development costs to date.  We had previously capitalized amounts related to our clinical supplies inventory.  As a result of our restructuring during the second quarter of 2008, we are no longer maintaining the necessary quality processes and personnel to support European commercialization or clinical development of Celacade and we believe that the value of our clinical supplies is not recoverable.

We periodically review the useful lives and the carrying values of our long-lived assets.  We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  Based on analysis to date, we believe that because we are no longer maintaining the necessary quality processes and personnel to support European commercialization or clinical development of Celacade due to our recent restructuring, the value of our long-lived assets that support Celacade are not recoverable. The charge of $0.1 million was recorded through depreciation.

The senior convertible notes originally contained both a liability and an equity component; the latter represented by the conversion option.  In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments.  The warrants are separable from the notes and are accounted for as an equity instrument.  The proceeds received were allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis.  As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” the gross proceeds of $47.0 million were reallocated as follows: $32.2 million to the debt, $8.8 million to the equity component, $4.3 million to the warrants, and $1.7 million to the embedded derivatives.  Each reporting period, the Company was required to accrete the carrying value of the liability portion of the convertible notes such that at maturity the carrying value of the notes was their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits.  In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.  Tax credits recoverable on the balance sheet include the Ontario Innovation Tax Credit, the Goods and Services Tax Credits and other recoverable tax amounts.

Accounting Policy Changes

Effective December 1, 2007, we adopted the recommendations of ‘The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1535, Capital Disclosure (“Section 1535”).  The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  Disclosure requirements pertaining to Section 1535 are contained in note 13 to the unaudited interim consolidated financial statements.

Effective December 1, 2007, we adopted the recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosure (“Section 3862”). The new standard provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments.  This adoption required additional disclosures in the notes to the financial statements found in note 14 to the unaudited interim consolidated financial statements.

Effective December 1, 2007, we adopted the recommendations of CICA Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).  The adoption of this standard did not have an impact on our financial disclosures.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Inventories
In May 2007, the AcSB issued Section 3031, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs, and the reversals of write-downs are required to be disclosed.

This standard is effective for interim and annual periods beginning on December 1, 2008.  We are currently assessing the impact that this Section will have on our consolidated financial statements.

General Standards of Financial Statement Presentation
In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008. We are currently assessing the impact that this Section will have on our financial position and results of operations.

Goodwill and Intangible Assets
In 2008, CICA issued Handbook Section 3064, Goodwill and Intangible Assets (“CICA 3064”). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements for periods commencing December 1, 2008. The Company is assessing the impact of the new standard on its consolidated financial statements.

International Financial Reporting Standards

In February 2008, the CICA’s Accounting Standards Board confirmed its strategy of replacing Canadian GAAP with International Financial Reporting Standards (“IFRS”) for Canadian publicly accountable enterprises. These new standards will be effective for the Company's interim and annual financial statements commencing December 1, 2011. The Company is assessing the impact of the transition to IFRS on its financial statements.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

Contractual Obligations

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.   There is no significant change in the operating lease obligations from what was disclosed in the November 30, 2007 Management’s Discussion and Analysis. As discussed in the “Liquidity and Capital Resources” section above, in November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  This forward contract matured in December 2007.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

If we resume development activities, we will need to raise additional funds. We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, and new debt, as well as through other financing opportunities including seeking to in- or out-license assets, and potential asset acquisitions or divestitures. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  Currently, irrespective of the minimum bid price requirement, we do not meet the initial listing criteria of the NASDAQ Capital Market.  If our common shares are delisted from the NASDAQ Capital Market, it will likely materially impair our ability to obtain financing in the future.

If we do not resume development activities, or complete a sale, merger, acquisition, or other strategic alternative, we will have to further reduce our operating expenses and consider additional strategic alternatives which may include among other strategies, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.

Our products have not been approved by regulatory authorities in all relevant jurisdictions and do not have a commercial market history. Should we resume development activities, our business entails significant risks, including the market uptake and commercial viability of our products, adequacy, timing, and results of our clinical trials, requirements for additional trials, as well as the size and design of such trials, our collaboration with Ferrer in Europe, the costs and time involved in obtaining the required regulatory approvals or setbacks in the regulatory approval process, the adequacy of our patent protection, the uncertainties involved in preclinical and clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies.  There can be no assurance that our preclinical or clinical research activities will provide positive outcomes or that the results of clinical trials that we may conduct in the future will meet the desired clinical endpoints established in the clinical study protocols. There can be no assurance that we will be successful in obtaining necessary regulatory approvals for our products in a timely manner or at all, including for Celacade, or, once having obtained approvals, in maintaining them.  There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.  We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials and anticipated regulatory submission or approval dates, plans for continued development, plans for forming strategic alliances, and plans for commercialization.  The actual timing and outcome of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, requirements for additional trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, partnering or marketing milestones necessary to commercialize our products. There can be no assurance that clinical trials that we may conduct in the future will be completed as planned, that results from clinical trials will be sufficiently robust to warrant submissions for regulatory approval, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our schedule for the scale-up of manufacturing and launch of any of our products.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found in our Annual Information Form and our Form 20-F for the year ended November 30, 2007 and subsequent public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are completely dependent upon our ability to complete a sale, merger, acquisition, or other strategic alternative and/or secure additional funds.  Potential sources of capital are limited but may include equity or debt financings, or payments from strategic partners, as well as other financing opportunities.  The availability of financing will be affected by a sale, merger, acquisition or other strategic alternative, the state of the capital markets generally (with particular reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are currently expected to consist primarily of payroll and facilities costs, insurance, public company expenses, and potential expenses related to the outcome of the ongoing strategic review process.  This disclosure regarding our future operations is included in Note 1 to our financial statements for the three and six months ended May 31, 2008.  If we cannot complete a sale, merger, acquisition or other strategic alternative, secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to further reduce our operating expenses and consider additional strategic alternatives which may include among other strategies, seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation of the Company.  See “Liquidity and Capital Resources.”

Additional information relating to us, including our Annual Information Form for the year ended November 30, 2007, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.